Ref.: File No. 82-4025

GLOBEX

146-14th Street, Rouyn-Noranda, Quebec
J9X 2J3 CANADA
Telephone (819) 797-5242 Fax (819) 797-1470
URL: http://www.globexmining.com
Email: info@lglobexmining.com

INTERIM REPORT

Three months ended March 31, 2002

Globex Mining Enterprises Inc.

GMX
Toronto Stock Exchange

GLOBEX MINING ENTERPRISES INC.

Consolidated Balance Sheet

March 31, 2002 (unaudited)

	IN DOLLARS	
	2002	**2001**
Assets		
Current		
Cash	**18,089**	29,787
Marketable securities	**144,378**	185,311
Accounts receivable	**24,083**	101,846
Prepaid expenses	**6,801**	10,183
	193,351	**327,127**
Reclamation bonds	**200,545**	181,978
Capital assets	**28,910**	18,127
Mining properties and deferred exploration expenses	**1,724,801**	1,582,072
	2,147,607	**2,109,304**
Liabilities		
Current		
Accounts payable and accrued liabilities	**33,591**	143,852
Deferred income taxes	**-**	24,085
	33,591	**167,937**
Shareholders' Equity		
Share capital		
Common shares	**33,808,716**	33,409,098
Deficit	**(31,694,700)**	(31,467,731)
	2,114,016	**1,941,367**
	2,147,607	**2,109,304**

GLOBEX MINING ENTERPRISES INC.

Consolidated Statement of Loss and Deficit

For the three (3) months ended March 31, 2002 (unaudited)

	IN DOLLARS	
	2002	**2001**
Revenue		
Interest income	33	359
Gain on sale of marketable securities	14,792	-
Other	518	20,637
	15,343	20,996
Expenses		
Amortization	2,177	1,601
Exploration expenses and abandoned claims written off	1,519	3,929
Office and general	26,106	27,559
Other	-	11
Professional fees	26,745	28,196
Transfer agent fees	2,269	2,008
Travel and automotive	3,218	8,118
	62,034	71,422
Net loss for the period	(46,691)	(50,426)
Deficit - beginning of period	(31,648,009)	(31,417,305)
Deficit - end of period	(31,694,700)	(31,467,731)

GLOBEX MINING ENTERPRISES INC.

Consolidated Statement of Cash Flows

For the three (3) months ended March 31, 2002 (unaudited)

	IN DOLLARS	
	2002	**2001**
Cash Provided by (Used In)		
Operating Activities		
Net loss for the period	(46,691)	(50,426)
Non cash items		
- amortization	2,177	1,601
Decrease in non-cash working capital	45,036	22,673
	522	(26,152)
Financing Activities		
Share capital	-	14,000
Investing Activities		
Deferred exploration expenses	(2,722)	27,007
Mining properties	82	(14,000)
	(2,640)	13,007
(Decrease) increase in cash	(2,118)	855
Cash - beginning of period	20,207	28,932
Cash - end of period	18,089	29,787

GLOBEX MINING ENTERPRISES INC.

Consolidated Statement of Deferred Exploration Expenses
For the three (3) months ended March 31, 2002 (unaudited)

	IN DOLLARS	
	2002	**2001**
Current Expenses		
Geologist	**11,787**	6,598
Laboratory analysis	**4,526**	1,036
Reports and maps	**2,261**	1,516
Casual labour	**1,871**	-
Mining property tax	**1,434**	6,430
Geophysics	**970**	969
Transport costs	**347**	1,165
Claim staking	-	1,513
Prospecting	-	1,200
Supplies	-	93
Travel and accommodation	-	65
Repairs and maintenance	-	45
Total Current Expenses	**23,196**	**20,630**
Deferred Expenses		
Beginning of period	**1,296,746**	**1,205,746**
Sales and grants	**(18,955)**	**(43,707)**
Exploration expenses written off	**(1,519)**	**(3,929)**
Deferred Expenses		
End of period	**1,299,468**	**1,178,740**

GLOBEX

AT HOME IN NORTH AMERICA

PRESIDENT'S MESSAGE

The first three months of 2002 have seen Globex putting a lot of effort into completing its discussions with both the Quebec and Federal Government as regards Globex's magnesium-talc, mine-mill-smelter proposal.

Globex had a meeting in Quebec City with Rémy Trudel, the Quebec Minister of Regions, François Gendron, the Quebec Minister of Natural Resources and about ten heads of various departments. The meeting was very positive and we expect a favourable response regarding Globex's proposal for assistance to bring a bankable feasibility study to completion.

The rise in the price of gold has had a beneficial effect on the psychology of the market and it looks like Globex's strategy of purchasing numerous gold properties over the past few years will now pay off. Globex purchased a large number of gold projects at rock bottom prices when no one wanted them. Now we are in the enviable position of being gold property rich in a rising gold market.

Jack Stoch
President